FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:                  November, 2002

Commission File Number:   SEC #1-13812

Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186, Vancouver, B.C. V7X 1K8 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F     X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No     X

PMU News Release #02-16
TSX, AMEX Symbol PMU

November 5, 2002

ADDITIONAL DRILL RESULTS FROM EL DORADO PROGRAM

Pacific Rim Mining Corp. is pleased to announce the latest drilling results from its ongoing El Dorado diamond drill program. Results have been received for 4 new drill holes; P02-217 through 210, as presented in the following table.

A drill plan map is available at our website www.pacrim-mining.com

ABOUT THE DRILL RESULTS

Pacific Rim’s El Dorado drill program continues to concentrate on the central part of the district in the vicinity of the Minita Vein system, which was mined in the mid-1900’s. The Minita Vein currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of high-grade gold and 2.5 million ounces of silver*. The Company has adopted a deliberate, systematic approach to its drill program, which is designed to locate additional high-grade chutes separate from the known resource in the Minita Vein.

P02-220 was drilled 220 meters south of P02-206 (1.1m @ 55.5 g/t Au) and intersected three distinct veins. The first vein averaged 13.43 g/t gold and 60 g/t silver over a true width of 0.52 m. The second vein assayed 10.12 g/t gold and 80 g/t silver over a true width of 0.97 m. The third vein averaged 13.55 g/t gold and 70 g/t silver over a true width of 0.85 m. Located 180 meters further south, P02-218 intersected 24.82 g/t gold and 50 g/t silver over a true width of 0.43 m. The Company is currently stepping out along on strike of these results and plans to conduct infill drilling before year end.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

P02-217 tested the area midway between the Nueva Esperanza and Minita systems and encountered no significant intercepts. Drill hole P02-219 was collared 150 m north of previous Nueva Esperanza drilling and hit a broad vein, two parts of which exceed the 6 g/t cutoff. The first part of the vein averages 8.43 g/t gold over a true width of 2.22m. The second part averages 6.78 g/t gold over a true width of 0.63 m.

Scout drilling continues along strike to the north of the Nueva Esperanza Vein and on the Rosario Vein, north and south of P02-203 (1.2m @ 31.9 g/t Au). Historical underground sampling and core drilling on the Rosario vein by previous workers (including 1.52 meters of 12.4 g/t Au in hole 94; 2.05 meters of 10.7 g/t Au and another 2.05 meters of 16.0 g/t Au in hole 97; and 1 meter of 30.5 g/t Au in hole 152) provide additional encouragement for bonanza grades over economic widths. Plans are being laid for an expanded surface sampling and mapping program in the upcoming dry season for the eastern half of the central district and the northern district including the Coyotera vein area. Included in these plans is the advancement of the nearby La Calera project, which has bonanza veins outcropping on the surface. La Calera will be drilled as soon as the surface work is completed.

ABOUT EL DORADO

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a “Productive Interval” that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins (Minita and Coyotera) have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization.

43-101 DISCLOSURE

*Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The report is summarized in the Company’s most recent Annual Information Form, available on SEDAR.

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
CEO

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the expected size of the Company’s current drill program, the controls on mineralization, and the potential for discovering additional gold mineralization.
The TSE and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: November 5, 2002	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary